Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10912

OFFERING CIRCULAR SUPPLEMENT NO. 4

Date of Original Offering Circular: October 3, 2018

May 22, 2019

DF Growth REIT, LLC

750 B Street

Suite 1930

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT, LLC, (the “Company”) dated October 3, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in the entity described below (the “Project Entity”).

Name of Project Entity	The Sardinia Group, Inc.
Type of Entity	C-Corporation
State of Formation	California
Address of Project Entity	600 W Broadway, Ste 1420 San Diego, CA 92101
Description of Project Entity’s Real Estate Project	Fully occupied two new 3-bedroom apartment units plus renovated 4-bedroom single-family home apartment units (4,931 total square feet) in San Diego, CA
Nature of Company’s Interest in Project Entity	Common Stock
Amount of Actual or Anticipated Investment	$250,000
Fees and Compensation of Sponsor in Connection with Investment	None

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.